Exhibit 4.19

Shares Subscription Agreement

(This Agreement is entered into between the following parties on January 30, 2016 in Beijing)

Issuer: China Tower Corporation Limited (“China Tower”)

Subscriber: China Mobile Group Hebei Co., Ltd.

Whereas the issuer and the subscriber have signed the Transaction Agreement of the Existing Telecommunication Tower and related Assets by Issuance of Shares and Payment of Cash on October 14, 2015. Based on the above agreement and the specific circumstances of delivery of towers and related assets, the issuer has determined to issue a total of 119,344,615,024 shares at a par value of RMB1 per share.

1.	Subscription Price

RMB1 per share.

2.	Subscription Amount and Quantity

The subscriber confirms to pay RMB4,375,693,430 to subscribe for 4,375,693,430 shares.

3.	Subscription Method

The subscriber agrees to subscribe for the shares issued by investing with assets.

4.	Payment Method

The subscriber has completed the actual payment of contribution before December 31, 2015.

5.	Shareholders’ Rights and Obligations

The both parties confirm that the subscriber shall become the owner of shares subscribed for in this transaction from the effective date of this Agreement, and enjoy its shareholder rights and bear the corresponding obligations for such shares. The both parties agree that the issuer shall complete the change to register of shareholders, revision of Articles of Association and change to industrial and commercial registration within 30 days after signing this Shares Subscription Agreement.

6.	Entry into Force and Counterparts

This Agreement shall enter into force on December 31, 2015. This agreement is executed in six counterparts, each party holding two copies, and the rest shall be submitted for examination and approval/record filing.

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Issuer: China Tower Corporation Limited (chop)
Legal representative or authorized representative

/s/ GAO Chunlei

Subscriber: China Mobile Group Hebei Co., Ltd.
Legal representative or authorized representative

/s/ LIU Yuewen